12011884

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
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| 8-68218 |

FACING PAGE

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 AND ENDING 12/31/2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

**AVATAR CAPITAL GROUP, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |
| |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**7 WORLD TRADE CENTER, 32nd Floor**

(No. and Street)

| **NEW YORK,** | **NEW YORK** | **10007** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**JUDITH A. RICCIARDI** **(212) 791-4500**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name - if individual, state last, first, middle name)

| 5 Times Square | New York | New York | 10036-6523 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AP 3/28 *AB 3/7

# OATH OR AFFIRMATION

I, **Judith A. Ricciardi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Avatar Capital Group, LLC** as of **December 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None noted.

MELANIE JEUNE
Notary Public, State of New York
No. 02JE6159324
Qualified in New York County
Commission Expires May 11, 2015

Signature

**Financial & Operations Principal**
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)
December 31, 2011
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

# Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

## Statement of Financial Condition

December 31, 2011

## Contents

**Ernst & Young**

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Member
Avatar Capital Group LLC

We have audited the accompanying statement of financial condition of Avatar Capital Group LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above present fairly, in all material respects, the financial position of Avatar Capital Group LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2012

# Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

## Statement of Financial Condition

December 31, 2011

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 5,357,356 |
| Due from affiliate | | 41,119 |
| Commissions receivable | | 14,505 |
| Deposit at clearing broker | | 100,000 |
| Prepaid expenses and other assets | | 23,259 |
| Total assets | $ | 5,536,239 |
| | | |
| **Liabilities and member's capital** | | |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 83,930 |
| Due to Parent | | 134,777 |
| Total liabilities | | 218,707 |
| | | |
| Member's capital | | 5,317,532 |
| Total liabilities and member's capital | $ | 5,536,239 |

*The accompanying notes are an integral part of this statement of financial condition.*

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Notes to Statement of Financial Condition

December 31, 2011

## 1. Organization

Avatar Capital Group LLC (the "Company") was formed on March 16, 2009 in Delaware, pursuant to the provisions of the Delaware Limited Liability Company Act, where its Certificate of Formation was filed with the office of the Secretary of State. The Company is a wholly-owned subsidiary of FXDirectDealer, LLC ("FXDD" or the "Parent").

The Company is a registered broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is an inter-dealer broker of corporate fixed income and government securities. The Company commenced trading operations on November 1, 2010. All transactions are cleared through Pershing, LLC (the "Clearing Broker") or Tradition Asiel Securities, Inc. ("TAS").

## 2. Significant Accounting Policies

### Basis of Accounting

The Company's statement of financial condition has been prepared in accordance with U.S generally accepted accounting principles ("GAAP").

### Offsetting

The Company presents on a net basis certain receivables and payables when the requirement of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210-20 *Offsetting* are met.

### Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

## 2. Significant Accounting Policies (continued)

### Commissions Receivable

Commissions receivable represent amounts due from the Clearing Broker.

### Deposit at Clearing Broker

Cash held on deposit with the Clearing Broker represents the minimum balance required to be maintained in order to utilize clearing services. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the Clearing Broker if the minimum cash or security balance on deposit is not maintained.

## 3. Related-Party Transactions

FXDD provides administrative, employee, office, and other services and facilities to the Company under a service agreement and, in turn, charges a monthly administration fee. Included in due to Parent on the statement of financial condition is $134,777, relating to salaries and other expenses paid by FXDD on behalf of the Company.

On November 1, 2010, the Company entered into an income allocation and space sharing agreement (the "Agreement") with TAS, an affiliate of the Parent. Under the terms of the Agreement, the Company receives $10,000 per month for rent and administrative expenses. Additionally, TAS shares in all profits earned by the Company equal to 100% of the commissions earned, less certain direct expenses.

Included in due from affiliate on the statement of financial condition is $41,119 relating to the net revenue and expense under the Agreement, as well as commissions receivable earned by the Company on trades cleared by TAS.

## 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC")'s Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The minimum net capital requirement is calculated as the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

### 4. Net Capital Requirements (continued)

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2011, the Company had net capital of $5,251,979, which was $5,151,979 in excess of its required net capital of $100,000.

The Company does not carry the accounts of customers and, accordingly, is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

### 5. Concentration of Credit Risk

At December 31, 2011, the Company's cash was held at a major financial institution in a non-interest bearing account. Under Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, non-interest bearing accounts are fully insured by the Federal Deposit Insurance Corporation ("FDIC"). Interest bearing accounts are insured up to $250,000 by the FDIC.

Commissions receivable represent amounts due from the Clearing Broker. At December 31, 2011, the entire balance in commissions receivable is concentrated with the Clearing Broker. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company's policy is to monitor the credit standing of each counterparty with which it conducts business.

### 6. Commissions Receivable and Deposit at Clearing Broker

The Company is required to maintain deposits at the Clearing Broker in order to conduct its business. At December 31, 2011, deposits at the Clearing Broker consisted of cash of $100,000. In addition, the Company has commissions receivable balance of $14,505 with the Clearing Broker.

Management continuously monitors the credit quality of its commissions receivable. The balance as of December 31, 2011 is not past due or impaired.

**7. Guarantees**

The Company applies the provisions of the Financial Accounting Standards Board ("FASB") Auditing Standards Codification ("ASC") 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. ASC 460 requires a guarantor to recognize, at the inception of a guarantee, for those guarantees that are covered by ASC 460, the fair value of the obligation undertaken in issuing certain guarantees. At December 31, 2011, the Company had no guarantees.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2011, there were no customer balances maintained by the Clearing Broker and, therefore, no balances were subject to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

**8. Financial Instruments**

FASB ASC 820, *Fair Value Measurements and Disclosures*, requires the disclosure of the fair value of investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As of December 31, 2011, the Company held no financial instruments.

**9. Income Taxes**

The Company's Parent is a limited liability company that is subject to New York City Unincorporated Business Tax. The Company continues to be a limited liability company which is wholly owned by the Parent and, accordingly, is disregarded for income tax purposes. No provision for income taxes is provided in the Company's statement of financial condition.

**10. Contingencies**

The Company has no contingencies that would materially affect the Company's financial position.

**11. Subsequent Events**

On January 12, 2012 the Parent made an additional capital contribution to the Company in the amount of $4,500,000.

**11. Subsequent Events (continued)**

The Company has evaluated subsequent events through the date this statement of financial condition was available to be issued and has noted no other significant events since the date of the statement of financial condition.

Ernst & Young LLP

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